



04002009

ATES
ANGE COMMISSION
.C. 20549



RECEIVED JAN 2 9 2004 181 SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CALIFORNIA SECURITIES \ DBA Alexander Gabor & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 SCOTT BLVD
(No. and Street)

SANTA CLARA (City) CA (State) 95050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER GABOR 408/982-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DE GUZMAN & TULIO, CPAs
(Name – *if individual, state last, first, middle name*)

16 Corning Ave, Ste 262 (Address) Milpitas (City) CA (State) 95035 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALEXANDER GABOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CALIFORNIA SECURITIES, as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The company and directors trade their own account,

registered under own name, classified as customers

Signature

PRESIDENT

Title

Notary Public


ALYSSA DEANN STRAPP
Commission # 1381737
Notary Public - California
Sacramento County
My Comm. Expires Oct 26, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balance sheet of
First California Securities
as of Oct 31, 2003.

Assets:		
Current Assets:		
Cash in Bank	7,516	
Money Market Funds	64,071	
Cash in Trading Account	148,801	
Securities	84,600	
		$304,988
Commissions receivable		13,246
Other receivables		51,575
Total Current Assets		369,809
Fixed assets:		
Furnitures and fixtures	47,947	
Accumulated Depreciation	(45,621)	
Net fixed assets:		2,326
Total Assets:		**$372,135**
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Commissions and Clearing Charges	141,625	
Payroll Taxes	619	
Other	32,000	
Total Current Liabilities		$174,244
Shareholders' Equity:		
Common Stock	65,000	
Paid-in Capital	159,000	
Total Capital Stock		$224,000
Accumulated Deficit:		$(26,109)
Shareholders' Equity:		$197,891
Total Liabilities and Shareholders' Equity:		**$372,135**